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                                    EXHIBIT 20
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NEWS FOR IMMEDIATE RELEASE                                [WESBANCO LOGO]
September 30, 1997



                              WesBanco, Inc.
                              1 Bank Plaza
                              Wheeling, WV  26003

                              and

                              Commercial Bancshares, Incorporated
                              415 Market Street
                              Parkersburg, WV  26101

                              For Further Information Contact:
                              Edward M. George     (304) 234-9208
                              President & CEO, WesBanco, Inc.

                              or

                              William E. Mildren, Jr.   (304) 424-0300
                              President & CEO
                              Commercial Bancshares, Incorporated

    Commercial Bancshares, Incorporated, and WesBanco, Inc., Announce
                   Execution of Definitive Agreement

PARKERSBURG, WEST VIRGINIA, and WHEELING, WEST VIRGINIA, - September 30, 1997 - Commercial Bancshares, Incorporated, ("Commercial") (AMEX:CWV) and WesBanco, Inc., ("WesBanco") (NASDAQ:WSBC) jointly announced today that they have entered into a definitive Agreement and Plan of Merger providing for Commercial, a multi-bank holding company headquartered in Parkersburg, West Virginia, and its subsidiaries, to merge with WesBanco affiliated companies. The joint announcement was made by Edward M. George, President and Chief Executive Officer of WesBanco, and William E. Mildren, Jr., Chairman, President and Chief Executive Officer of Commercial.

Commercial is the parent company of seven community banks with 17 banking locations in Wood, Jackson, Ritchie, Wetzel, and Tyler Counties in West Virginia and in Washington County, Ohio. Its subsidiaries include Commercial Banking and Trust Company, Jackson County Bank, Farmers & Merchants Bank of Ritchie County, The Dime Bank, Union Bank of Tyler County, The Community Bank, Bank of Paden City, Hometown Finance Company and CommBanc Investments, Inc. Commercial has also recently executed a definitive agreement to acquire Gateway Bancshares, Inc. with offices in Benwood and McMechen, Marshall County, West Virginia.


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At June 30, 1997, Commercial had consolidated assets of $417 million, deposits of $359 million, and loans of $300 million. The company operates seven banks in the mid and upper Ohio Valley regions of West Virginia and Ohio. For the six months ended June 30, 1997, Commercial's net earnings were $2.4 million. This represents an annualized return on average assets of 1.16%.

WesBanco is a multi-bank holding company presently operating five banks in the States of West Virginia and Ohio through 46 banking offices. Its principal subsidiaries include: WesBanco Bank Wheeling, WesBanco Bank Parkersburg, WesBanco Bank Barnesville, WesBanco Bank Charleston, and WesBanco Bank Fairmont. In addition, it operates a mortgage company, WesBanco Mortgage Company, with six offices in West Virginia.

At June 30, 1997, WesBanco had consolidated assets of $1.7 billion, deposits of $1.4 billion, and loans of $1 billion. For the six months ended June 30, 1997, WesBanco earned $11.2 million which represents an annualized return on average assets of 1.29%.

Under the terms of the definitive Agreement and Plan of Merger, WesBanco will exchange 2.85 shares of WesBanco common stock for each share of Commercial common stock outstanding in a tax free exchange. The merger, which is based on a fixed exchange ratio, will be accounted for as a pooling of interests. In addition, Commercial has granted to WesBanco an option, exercisable under certain conditions, to purchase up to 19.9% of Commercial's outstanding common shares.

Edward M. George, President and Chief Executive Officer of WesBanco, commented:

          "We are very pleased to have Commercial Bancshares join the WesBanco banking organization. We are looking forward to joining with Commercial to create one of the strongest banking franchises in the mid and upper Ohio Valley regions. WesBanco affiliates will provide a comprehensive banking network along the Ohio River from the Parkersburg - Marietta market through the Weirton - Steubenville metropolitan area. Additionally, with Commercial's locations in Ritchie and Jackson Counties, WesBanco will provide expanded presence along the Interstate 77 corridor between Parkersburg and Charleston, WV."

William E. Mildren, Jr., Chairman, President and Chief Executive Officer of Commercial was equally supportive of the transaction. Mr. Mildren commented:

          "We are pleased to become a part of the WesBanco organization that has a long standing reputation as a safe, sound and profitable company. WesBanco's plan to combine its existing operations in Wirt and Wood Counties with the Commercial Bancshares organization will create a regional bank with assets in excess of $500 million. Stockholders, customers and employees alike will benefit from the more competitive market position that will be created in the mid-Ohio Valley market."



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The transaction, which is subject to, among other things, approval by the appropriate regulatory authorities and the stockholders of Commercial and WesBanco, is expected to be completed during the first quarter of 1998.

It is anticipated that WesBanco's banking subsidiary in Parkersburg, WesBanco Bank Parkersburg, will be consolidated with one or more of the banking subsidiaries of Commercial in the Wood County area. In conjunction with this combination, William E. Mildren, Jr. will serve as Chairman and Chief Executive Officer of the resulting banking subsidiary and Donald L. Scothorn will serve as President of the Parkersburg banking subsidiary.

In addition, William E. Mildren, Jr. will be appointed Vice Chairman of WesBanco, the parent bank holding company. Mr. Mildren and three other directors of Commercial or its banking affiliates, Larry G. Johnson, Robert
K. Tebay and James W. Swearingen, will be elected to the WesBanco Board and Mr. Mildren will be elected to the WesBanco Executive Committee.

Upon consummation of the transaction, including the Gateway transaction, WesBanco will have total assets of approximately $2.1 billion with 66 offices in the States of Ohio and West Virginia.

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